UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2014

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sesa Sterlite Limited

Other Events

We give below the result reported by the Scrutinizer, Advocate, Mr.R.G. Ramani with reference to the Special / Ordinary Resolutions moved by Postal Ballot, pursuant to section 192A of the Companies Act, 1956, under Notice dated 20th November, 2013 for approval of the shareholders:

Sr. No.	RESOLUTION	ASSENT		DISSENT		INVALID
		No. Of Shares	% of total shares received through postal ballot	No. Of Shares	% of total shares received through postal ballot	No. Of Shares	% of total shares received through postal ballot
1	Special Resolution for increasing the Borrowing Powers of the Company as per the provisions of Section 180(1)(c) of the Companies Act, 2013.	1892428316	85.62	305403340	13.82	12430288	0.56
2	Special Resolution for creation of Charge over movable and immovable assets for securing loans as per Section 180(1)(a) of the Companies Act, 2013.	1892343761	85.62	305430549	13.82	12475808	0.56
3	Ordinary Resolution for appointment and remuneration of Mr. Navin Agarwal as Wholetime Director designated as Executive Vice-Chairman of the Company.	2196281200	99.36	263757	0.01	13816670	0.63
4	Ordinary Resolution for appointment and remuneration of Mr. Mahendra Singh Mehta as Wholetime Director designated as Chief Executive Officer of the Company.	2196316142	99.36	233589	0.01	13812440	0.63
5	Ordinary Resolution for change in Designation of Mr. P.K. Mukherjee from Managing Director to Executive Director, Iron Ore Business and change in terms of remuneration.	2195928973	99.37	223439	0.01	13809331	0.62

Thus the above resolutions have been approved by the requisite majority of the shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2014

SESA STERLITE LIMITED

By:	/s/ C. D. Chitnis
Name:	C.D. Chitnis
Title:	Company Secretary